UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44109J106

(CUSIP Number)

Gores Sponsor LLC

9800 Wilshire Blvd.

Beverly Hills, CA 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44109J106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Gores Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,633,929(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,633,929(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,633,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(1)(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.
(2)	Based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,633,929(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,633,929(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,633,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(1)(2)
14	TYPE OF REPORTING PERSON* OO (Delaware limited liability company)

(1)	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.
(2)	Based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,633,929(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,633,929(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,633,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(1)(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.
(2)	Based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 5 of 6 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,633,929(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,633,929(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,633,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.
(2)	Based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 6 of 6 Pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,633,929(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,633,929(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,633,929(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.
(2)	Based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2016, as amended to date, (the “Statement”), relating to the Class A common stock (the “Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)-(b) On April 19, 2017, Gores Sponsor LLC (“Gores Sponsor”) sold 1,000,000 shares of Class A Common Stock pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Rule 424(b)(4) final prospectus supplement (File No. 333-214603) filed with the Securities and Exchange Commission on April 13, 2017, and the underwriting agreement dated as of April 12, 2017 (the “Underwriting Agreement”), among the Issuer, Gores Sponsor, CDM Hostess Class C, LLC (“CDM Hostess”), and AP Hostess Holdings, LP (the “Selling Stockholders”), and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, as the underwriters (the “Underwriters”). Following the sale of shares of Class A Common Stock by Gores Sponsor, Gores Sponsor is the record holder of an aggregate of 17,633,929 shares of Class A Common Stock, which represents approximately 16.4% of the Issuer’s outstanding Class A Common Stock.

The following table sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each Reporting Person as of the date hereof, as well as the number of shares of Class A Common Stock as to which each of the Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based upon 107,785,917 shares of Class A Common Stock outstanding, including (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer on April 19, 2017 and (ii) 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants. The shares of Class A Common Stock held by each of the Reporting Persons includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants held of record by Gores Sponsor.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Gores Sponsor LLC	17,633,929	16.4%	0	17,633,929	0	17,633,929
AEG Holdings, LLC	17,633,929	16.4%	0	17,633,929	0	17,633,929
Alec Gores	17,633,929	16.4%	0	17,633,929	0	17,633,929
Platinum Equity, LLC	17,633,929	16.4%	0	17,633,929	0	17,633,929
Tom Gores	17,633,929	16.4%	0	17,633,929	0	17,633,929

The securities reported herein are held of record by Gores Sponsor. AEG Holdings, LLC (“AEG”) and Platinum Equity, LLC (“Platinum Equity”) are the managing managers of Gores Sponsor. Alec Gores is the managing member of AEG. Tom Gores is the managing member of Platinum Equity. Accordingly, each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held of record by Gores Sponsor.

(c)    There have been no reportable transactions with respect to the Class A Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Underwriting Agreement

On April 12, 2017, the Issuer, the Selling Stockholders, and the Underwriters, entered into the Underwriting Agreement with respect to, among other things, the sale by Gores Sponsor of up to an aggregate of 1,000,000 shares of Class A Common Stock of the Issuer (including 130,435 shares sold pursuant to the Underwriters’ exercise of their overallotment option in full). Closing of the sale of the shares of Class A Common Stock sold by Gores Sponsor occurred on April 19, 2017.

Lock-up Agreement

In connection with the Offering, the Selling Stockholders agreed to enter into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters, pursuant to which Gores Sponsor agreed that for a period from April 10, 2017 until May 31, 2017 (the “Lock-Up Period”), except with the prior written consent of the Underwriter, Gores Sponsor would not, among other things and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, with respect to, any shares of Class A Common Stock, any other securities of the Issuer that are substantially similar to Class A Common Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for, the foregoing (collectively, the “Lock-Up Securities”); or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise.

The summaries of the Underwriting Agreement and the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements, which are attached to this Amendment No. 2 to Schedule 13D as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Underwriting Agreement dated April 12, 2017 by and among the Issuer, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and each Selling Stockholder named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37540) filed by the Issuer with the Securities and Exchange Commission on April 19, 2017).

Exhibit 2:	Form of Lock-Up Agreement by and between Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and each of the Selling Stockholders (incorporated by reference to Annex I to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37540) filed by the Issuer with the Securities and Exchange Commission on April 19, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2017

GORES SPONSOR LLC

By:	AEG Holdings, LLC, its Managing Member
By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

By:	Platinum Equity, LLC, its Managing Member
By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

AEG Holdings, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

ALEC GORES

By:	/s/ Alec Gores

TOM GORES

By:	/s/ Mary Ann Sigler, Attorney-in-fact